SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 6, 2007

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.

(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated November 6, 2007, announcing the unveiling of the world’s largest crane, designed with Dassault Systèmes PLM solutions.

Yantai Raffles Goes Digital: Shipyard Unveils World’s Largest Crane, Designed with Dassault Systèmes PLM Solutions

Crane capable of lifting 20,000 metric tons cuts production time in half for semi-submersible vessel construction

Yantai, China and Paris, France – November 6, 2007 – Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, and Yantai Raffles Shipyard (YRS), the leading offshore and marine fabrication specialist, today announced a significant milestone in YRS’ digital transformation. Taisun, the world’s largest crane, planned, designed and managed end-to-end using DS’s PLM solutions, is currently undergoing stringent testing and commissioning before full deployment, this year end.

“Taisun is earmarked for 10 lifts over the next 20 months. Each lift estimated at 10,000 -16,000 metric tons and we expect it to save over 2 million man hours for each semi-submersible. Partnering with DS allows us to transform our business. Our PLM platform is a vital part of a strategic plan to drive future business and become the ‘yard of choice’ for partners and clients,” explains Mr. Brian Chang, chairman, Yantai Raffles Shipyard. “With Taisun, YRS believes that it has revolutionized the way major offshore projects will be built in the future. The drivers are safety, quality and time, which all equate to cost. With PLM and Taisun, YRS is well on the way to have the best process for designing and manufacturing extreme projects.”

Conventional methods of rig construction- often associated with complex integration issues and high cost- will be a thing of the past. With vessels becoming more technologically-advanced and sophisticated, it is mission-critical that companies are supported by a highly-skilled engineering force, cutting-edge facilities and superior technology.

“DS’s PLM solutions link the whole value chain – vendors, manufactures, operators, designers, testers - improving collaboration, reducing costs and increasing efficiencies,” says Denis Georgeon, general manager PLM channel China & South Asia, Dassault Systèmes. “With full digital mock-ups and standardized data formats, Yantai Raffles can outsource work to the best partners and suppliers and ensure strict quality control, design precision and other mission-critical elements in the end-to-end process of planning, designing, building and project management for each of the semi-submersibles and offshore vessels it builds.” Yantai Raffles leverages the full suite of DS’s PLM solutions including CATIA for designing the virtual product, DELMIA for virtual production, and ENOVIA for global collaborative lifecycle management.

The Chairman of Yantai Raffles Shipyard, Mr. Brian Chang, will be speaking about how PLM and Taisun are linked to its future at DS’s European CATIA Forum on November 6 in Paris. For more information about the event, please visit: http://www.3ds.com/news-events/ecforum/overview/

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About Yantai Raffles Shipyard Limited

Admitted to the Oslo OTC System in May 2006, Singapore headquartered Yantai Raffles Shipyard (“YRS”) specializes in the construction of various marine and offshore projects that include jack-up drilling rigs, semi-submersible drilling rigs, FPSOs, platform supply vessels, luxury yachts and other units. The 72-hectare shipyard boasts state-of-the-art building facilities, including the ‘Taisun’ gantry crane, and employs the latest technologies to achieve operational efficiencies and lower costs. With its core mission of attaining excellent quality, competitive pricing and client satisfaction, YRS remains committed to be The Yard Of Choice.

About Dassault Systèmes

As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance to recycling. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing - ENOVIA for global collaborative lifecycle management, and 3DVIA for online 3D lifelike experiences. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA, SolidWorks and 3D VIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systèmes Press Contacts:

Derek Lane (DS Americas)	derek.lane@3ds.com	+1 (818) 673-2243
Mikiko Igarashi (DS AP)	mikiko.igarashi@3ds.com	+81-3-5442-4138
Arnaud Malherbe (DS EMEA)	arnaud.malherbe@3ds.com	+33 (0)1 55 49 87 73

Yantai Raffles Shipyard Press Contact:

Wynnie Chang (Singapore)	ir@yantai-raffles.com	+65 67 35 93 28

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: November 6, 2007	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Senior EVP and Chief Financial Officer